

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-12213

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Standard & Poor's Savings Incentive Plan for Represented Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The McGraw-Hill Companies, Inc.
1221 Avenue of the Americas
New York, NY 10020

Standard & Poor's
Savings Incentive Plan
for Represented Employees

INDEX

Financial Statements
Report of Independent Auditors 1
Statement of Net Assets Available for Benefits – December 31, 2002 and 2001 2
Statement of Changes in Net Assets Available for Benefits – Years ended December 31, 2002 and 2001 3
Notes to Financial Statements 4
Supplemental Schedule
Schedule H, Line 4(i) – Schedule of Assets Held at End of Year 19

Exhibits
Consent of Independent Auditors 20
Certification pursuant to Section 906 of the Sarbanes-Oxley Act 21

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereto duly authorized.

Standard & Poor's Savings Incentive Plan for Represented Employees

Date: June 27, 2003

Mark Tomassone
Senior Director, Benefit Plans Administration
and Plan Administrator

Financial Statements and Supplemental Schedule

Standard & Poor's
Savings Incentive Plan for Represented Employees

December 31, 2002 and 2001

Standard & Poor's
Savings Incentive Plan for Represented Employees

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

Contents

Report of Independent Auditors 1

Financial Statements

Statements of Net Assets Available for Benefits 2
Statements of Changes in Net Assets Available for Benefits 3
Notes to Financial Statements 4

Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year) 19

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

David L. Murphy
Executive Vice President-Organizational Effectiveness
The McGraw-Hill Companies, Inc.

We have audited the accompanying statements of net assets available for benefits of the Standard & Poor's Savings Incentive Plan for Represented Employees as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 25, 2003

Standard & Poor's
Savings Incentive Plan for Represented Employees

Statements of Net Assets Available for Benefits

(In Thousands)

	December 31	
	2002	**2001**
Interest in The McGraw-Hill Companies, Inc. Savings Plans Pooled Trust Fund at fair/contract value *(Note 3)*:		
Stable Assets Account	**$16,809**	$15,326
S&P 500 Index Account	**7,494**	10,214
Retirement Assets I Account	**4,716**	6,246
The McGraw-Hill Companies Stock Account	**4,505**	4,458
Money Market Account	**2,750**	2,655
Retirement Assets III Account	**1,881**	1,837
Special Equity Account	**756**	1,054
Retirement Assets II Account	**776**	797
Core Equity Account	**414**	721
International Equity Account	**425**	462
Total	**40,526**	43,770
Contributions receivable *(Note 1)*:		
Employer	**51**	111
Employee	**97**	86
Participants' loans receivable *(Note 2)*	**538**	538
Net assets available for benefits	**$41,212**	$44,505

See accompanying notes.

Standard & Poor's
Savings Incentive Plan for Represented Employees

Statements of Changes in Net Assets Available for Benefits

(In Thousands)

	Year ended December 31	
	2002	**2001**
Additions:		
Employer contributions	**$ 1,245**	$ 1,283
Employee contributions	**2,537**	2,217
Participants' loans, net	**(48)**	83
	3,734	3,583
Deductions:		
Net investment loss from The McGraw-Hill Companies, Inc. Savings Plans Pooled Trust Fund *(Note 3)*	**(2,471)**	(791)
Benefit payments and withdrawals	**(2,596)**	(1,555)
Plan transfers	**(1,960)**	(447)
Total deductions	**(7,027)**	(2,793)
Net (decrease) increase	**(3,293)**	790
Net assets available for benefits:		
Beginning of year	**44,505**	43,715
End of year	**$41,212**	$44,505

See accompanying notes.

1. Summary of Significant Accounting Policies

Investment Valuation

The Standard & Poor's Savings Incentive Plan for Represented Employees (the "Plan") has a beneficial interest in The McGraw-Hill Companies, Inc. Savings Plans Pooled Trust Fund (the "Pooled Trust"). The Pooled Trust consists of the Stable Assets Account, S&P 500 Index Account, Retirement Assets I Account, The McGraw-Hill Companies Stock Account, Money Market Account, Retirement Assets III Account, Special Equity Account, Retirement Assets II Account, Core Equity Account and International Equity Account (the "Investment Accounts").

All earnings and net appreciation or depreciation of the Pooled Trust Investment Accounts, other than the Stable Asset Account, are allocated to the Plan daily based upon the Plan's share of the Investment Accounts' fair market value at the end of the previous day.

Investments in the Stable Asset Account are benefit responsive and are valued at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract. Short-term investments in all other Investment Accounts are valued at cost, which approximates fair value. The fair values of all other investments held by the Plan are determined based on quoted market prices.

All other investment accounts in the Pooled Trust are valued at fair value.

Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in risks could materially affect participant account balances and the amounts reported in the financial statements.

Investment Income

Investment income is recorded on an accrual basis.

Contributions

Contributions from The McGraw-Hill Companies, Inc. (the "Company") are accrued in the period in which they become obligations of the Company.

1. Summary of Significant Accounting Policies (continued)

Administration of the Plan

The Plan is administered by The McGraw-Hill Companies, Inc. Executive Committee (the "Plan Administrator") which is responsible for carrying out the provisions of the Plan. The Executive Committee is appointed by the Chairman and Chief Executive Officer of the Company.

The investments for the Plan are directed by the Pension Investment Committee and by outside investment managers. The Pension Investment Committee is appointed by the Board of Directors of the Company and the outside investment managers are appointed by the Pension Investment Committee.

The Plan is responsible for its administrative expenses. The Company may reimburse the Plan for these expenses at its discretion. During 2002 and 2001, the administrative expenses of the Investment Accounts were allocated to all plans participating in the respective Investment Accounts and deducted from the net investment income allocated to the participating plans.

Federal Income Tax Status

The Plan received a determination letter from the Internal Revenue Service ("IRS") dated September 26, 2002 stating that the Plan, as amended, is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Plan Description

The following is a summary of benefit guidelines. A more detailed description is contained in the plan documents of the Plan.

The Plan is a defined contribution plan. Effective January 1, 2002, the Plan was amended to reduce the service period requirement from one year to immediate eligibility, as long as the employee has completed the enrollment process. Prior to January 1, 2002, an employee was eligible to become a participant upon the attainment of age 21 and the completion of one year of continuous service.

Plan earnings include base earnings and certain other forms of compensation as provided under the Plan. Plan earnings were limited to $200,000 and $170,000 in 2002 and 2001, respectively.

Participants may make voluntary tax-deferred contributions to the Plan in any whole percentage of their Plan earnings up to 15% and 6% for employees who are highly compensated as defined under the Plan and 15% and 10% for non-highly compensated employees, up to a maximum of $11,000 and $10,500, as of December 31, 2002 and 2001, respectively. Employees who are not considered as highly compensated as defined under the Plan may contribute up to 15% and 5% of Plan earnings on an after-tax basis in 2002 and 2001, respectively. Plan contribution amounts allowable are limited pursuant to Sections 401(k), 401(m) and 415 of the Internal Revenue Code.

Of the participant's voluntary tax-deferred contribution, the Company matches all of the first 3% and one-half of the next 3%.

The assets of the Plan may be invested in the ten Investment Accounts. Participants can elect to designate, in 1% increments, their investment preference(s). There is no limit to the number of investment allocation changes. The first four changes or reallocations of existing balances, in any calendar year, are permitted at no charge. A $10 charge is assessed to the participant's account for each additional change or reallocation of existing balances.

Employee contributions to the Plan are non-forfeitable. Effective January 1, 2002, contributions by the employer are fully vested immediately. Prior to January 1, 2002, contributions by the employer vested 25% per year and were fully vested after four years of continuous Plan participation, upon reaching age 65 regardless of service or upon death of the participant. Continuous Plan participation includes all years of participation plus any waiting periods before being eligible to join the Plan.

2. Plan Description (continued)

Benefits forfeited by non-vested participants, upon termination of employment, are used to reduce Company contributions to the Plan. Forfeitures for 2002 and 2001 were $4,246 and $12,692, respectively.

The Plan provides for withdrawal of after-tax employee contributions. The Plan also provides for financial hardship withdrawals and hardship loans of a participant's tax-deferred and vested Company contributions under defined circumstances.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). While the Company has not expressed intent to discontinue or to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. Upon termination of the Plan, the account balances of all participants become nonforfeitable.

3. Investments

The investments of the Plan, along with the investments of the Savings Incentive Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries, the Employees Retirement Account Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries, the Employees Investment Plan of McGraw-Hill Broadcasting Company, Inc. and Its Subsidiaries and the Standard & Poor's Employee Retirement Account Plan for Represented Employees (together, the "Related Plans"), are pooled for investment purposes in the Pooled Trust under the agreement entered into with The Northern Trust Company ("Northern Trust").

At December 31, 2002 and 2001, the Plan's approximate interest in the ten Investment Accounts follows:

	% Interest	
	2002	**2001**
Retirement Assets I Account	**2.53%**	2.74%
Retirement Assets II Account	**2.23%**	2.43%
Retirement Assets III Account	**2.78%**	3.18%
Stable Assets Account	**5.81%**	6.60%
Money Market Account	**3.89%**	4.34%
S&P 500 Index Account	**3.31%**	3.39%
The McGraw-Hill Companies Stock Account	**3.88%**	3.92%
Special Equity Account	**2.42%**	2.53%
International Equity Account	**2.34%**	2.17%
Core Equity Account	**2.11%**	2.97%

3. Investments (continued)

Retirement Assets I, Retirement Assets II and Retirement Assets III Accounts

The Retirement Asset accounts contain primarily equity and debt securities. A summary of net assets at fair value held collectively by the Retirement Assets I, II, and III Accounts at December 31, 2002 and 2001 follows:

	2002	2001
	($000's)	
Investments:		
U.S. Government securities	$ –	$ 2,983
State, municipal and other governmental securities	–	3,458
Convertible equity	530	–
Corporate common stock	214,127	223,292
Corporate preferred stock	128	303
Corporate debt	63,199	58,427
Collective short-term investments	8,542	28,855
Total investments	286,526	317,318
Contributions receivable	10	–
Dividends and interest receivable	1,758	1,696
Accrued investment management expenses	(252)	(314)
Due from broker on pending trades	766	33
Net assets available to Participating Plans	$288,808	$318,733

3. Investments (continued)

Retirement Assets I, Retirement Assets II and Retirement Assets III Accounts (continued)

A summary of net investment loss of the Retirement Assets I, II and III Accounts for the years ended December 31, 2002 and 2001 follows:

	2002	2001
	($000's)	
Interest and dividend income	**$ 10,318**	$ 9,189
Net realized and unrealized (loss) gain on fair value of investments:		
U.S. Government securities	**446**	730
Corporate common stock (includes foreign)	**(36,315)**	(10,753)
Convertible equity	**(220)**	–
Corporate preferred stock	**(26)**	(14)
Corporate debt	**(1,930)**	573
State, municipal and other	**3,006**	2,242
Total net (loss) gain	**(24,721)**	1,967
Administrative and other expenses	**(1,176)**	(2,686)
Net investment loss	**$(25,897)**	$ (719)

Stable Assets Account

The Stable Assets Account maintained guaranteed investment contracts (GICs) with insurance companies (as identified below), synthetic GICs (which are comprised of book value liquidity agreements and various bonds as described below), and certain other investments at December 31, 2002 and 2001. At December 31, 2002 and 2001, the guaranteed investment contracts with insurance companies represented 3.07% and 9.44%, respectively, of the Stable Assets Account, and synthetic GICs represented 91.91% and 83.67%, respectively.

3. Investments (continued)

Stable Assets Account (continued)

The Transamerica Life Insurance & Annuity Co. contract, the Bankers Trust Delaware contract, the Bank of America contract, the J.P. Morgan contract and the Caisse des Depots et Consignations contract are book value liquidity agreements which, in conjunction with the underlying bond portfolios covered by each contract, comprise the synthetic GICs. In exchange for an annual fee, each book value liquidity agreement issuer guarantees to reimburse the Stable Assets Account for the shortfall, if any, between the portfolio's market value and principal and accrued interest in the event of participant initiated distributions from the synthetic GIC. The synthetic GICs crediting interest rate resets quarterly and is based upon the yield, duration and market value of the underlying bond portfolio. Each of the book value liquidity agreements is subject to an early termination penalty, which could reduce the crediting interest rate guarantee for the quarter in which a premature termination occurs.

The weighted average yield for the Stable Assets Account for the years ended December 31, 2002 and 2001 was 5.86% and 7.02%, respectively.

The rate at which interest is accrued to the contract balance of the Stable Assets Account for the years ended December 31, 2002 and 2001 was 5.78% and 6.81%, respectively.

The total fair value of the GICs with insurance companies and the Synthetic GIC was approximately $288,592,000 and $223,280,000 as of December 31, 2002 and 2001, respectively.

3. Investments (continued)

Stable Assets Account (continued)

A summary of net assets at fair value/contract value held by the Stable Assets Account at December 31, 2002 and 2001 follows:

	2002	2001
	($000's)	
Guaranteed investment contracts, at contract value:		
Security Benefit, G0108, 5.72% at December 31, 2002 and 2001, maturing 1/2/05	**$ 5,747**	$ 5,436
Protective Life, GA1639, 7.45% at December 31, 2002 and 2001, maturing 2/1/2003	**3,090**	5,751
SunAmerica, #4972, 7.23%, maturing 10/01/02	**–**	10,721
Total guaranteed investment contracts	**8,837**	21,908
Synthetic guaranteed investment contracts, at contract value:		
Transamerica Life Insurance & Annuity Co., #76787, 5.95% and 5.99% at December 31, 2002 and 2001, respectively, maturing 12/31/2064	**64,920**	47,233
Caisse des Depots et Consignations, #1018-01, 5.51% and 5.39% at December 31, 2002 and 2001, respectively, maturing 10/31/2029	**69,353**	47,109
Bank of America, #00-030, 6.28% and 6.70% at December 31, 2002 and 2001, respectively, maturing 12/31/2064	**65,011**	49,875
J.P. Morgan, AMCGRAW01, 6.28% and 6.70% at December 31, 2002 and 2001, respectively, maturing 12/31/2064	**65,010**	49,875
Total synthetic guaranteed investment contracts	**264,294**	194,092
Common/collective trust investments, at fair value:		
Northern Trust Collective Short-Term Investment Fund*	**14,435**	16,018
Total common/collective trust investments	**14,435**	16,018
Total investments	**287,566**	232,018
Contributions receivable	**1,742**	–
Accrued dividends and interest receivable	**18**	27
Accrued investment management expenses	**(86)**	(77)
Net assets available to Participating Plans	**$ 289,240**	$ 231,968

* Indicates party-in-interest to the Plan.

3. Investments (continued)

Stable Assets Account (continued)

A summary of the net investment income of the Stable Assets Account for the years ended December 31, 2002 and 2001 follows:

	2002	2001
	($000's)	
Interest income	**$14,228**	$14,495
Administrative and other expenses	**(1,068)**	(752)
Net investment income	**$13,160**	$13,743

Money Market Account

A summary of net assets at fair value held by the Money Market Account at December 31, 2002 and 2001 follows:

	2002	2001
	($000's)	
Northern Trust Collective Short-Term Investment Fund*	**$37,267**	$33,176
Northern Trust Collective Short-Term Extendable Portfolio*	**32,868**	27,850
Total investments	**70,135**	61,026
Contributions receivable	**456**	–
Interest receivable	**43**	68
Accrued investment management expenses	**(11)**	(14)
Net assets available to Participating Plans	**$70,623**	$61,080

* Indicates party-in-interest to the Plan.

3. Investments (continued)

Money Market Account (continued)

A summary of the net investment income of the Money Market Account for the years ended December 31, 2002 and 2001 follows:

	2002	2001
	($000's)	
Interest income	**$1,178**	$2,186
Administrative and other expenses	**(101)**	(86)
Net investment income	**$1,077**	$2,100

S&P 500 Index Account

A summary of net assets at fair value held by the S&P 500 Index Account at December 31, 2002 and 2001 follows:

	2002	2001
	($000's)	
Northern Trust Collective Daily Stock Index Fund*	**$226,417**	$301,276
Northern Trust Collective Short-Term Investment Fund*	**–**	41
Total investments	**226,417**	301,317
Contributions receivable	**331**	–
Accrued investment management expenses	**(72)**	(78)
Net assets available to Participating Plans	**$226,676**	$301,239

* Indicates party-in-interest to the Plan.

3. Investments (continued)

S&P 500 Index Account (continued)

A summary of the net investment loss of the S&P 500 Index Account for the years ended December 31, 2002 and 2001 follows:

	2002	**2001**
	($000's)	
Net realized and unrealized loss on investments	**$(62,083)**	$(44,208)
Administrative and other expenses	**(531)**	(627)
Net investment loss	**$(62,614)**	$(44,835)

The McGraw-Hill Companies Stock Account

The McGraw-Hill Companies Stock Account purchased 280,000 shares (cost $17,305,650) and 362,500 shares (cost $21,623,825) of The McGraw-Hill Companies, Inc. common stock during the years ended December 31, 2002 and 2001, respectively, and sold 195,000 shares (cost $12,112,239) and 335,000 shares (cost $14,234,888) of the McGraw-Hill Companies, Inc. common stock during the years ended December 31, 2002 and 2001, respectively. The McGraw-Hill Companies Stock Account received $1,882,122 and $1,785,996 in dividends during the years ended December 31, 2002 and 2001, respectively.

3. Investments (continued)

The McGraw-Hill Companies Stock Account (continued)

A summary of net assets at fair value held by The McGraw-Hill Companies Stock Account at December 31, 2002 and 2001 follows:

	2002	2001
	($000's)	
The McGraw-Hill Companies common stock*	**$114,662**	$110,691
Northern Trust Collective Short-Term Investment Fund*	**2,048**	2,945
Total investments	**116,710**	113,636
Contributions receivable	**192**	–
Accrued investment management expenses	**(19)**	(25)
Due to broker on pending trades	**(906)**	–
Net assets available to Participating Plans	**$115,977**	$113,611

* Indicates party-in-interest to the Plan.

A summary of the net investment income of The McGraw-Hill Companies Stock Account for the years ended December 31, 2002 and 2001 follows:

	2002	2001
	($000's)	
Interest and dividend income	**$ 1,901**	$1,825
Net realized and unrealized (loss) gain on investments	**(1,019)**	3,736
Administrative expenses	**(184)**	70
Net investment income	**$ 698**	$5,631

3. Investments (continued)

Special Equity Account

A summary of net assets at fair value held by the Special Equity Account at December 31, 2002 and 2001 follows:

	2002	2001
	($000's)	
Galileo Fund	**$ 6,337**	$ 9,100
Common stock	**23,231**	29,852
Northern Trust Collective Short-Term Investment Fund*	**805**	2,631
Total investments	**30,373**	41,583
Contributions receivable	**33**	–
Dividends and interest receivable	**12**	14
Accrued investment management expenses	**(36)**	(74)
Due from broker on pending trades	**851**	37
Net assets available to Participating Plans	**$31,233**	$41,560

* Indicates party-in-interest to the Plan.

A summary of the net investment loss of the Special Equity Account for the years ended December 31, 2002 and 2001 follows:

	2002	2001
	($000's)	
Interest and dividend income	**$ 212**	$ 282
Net realized and unrealized loss on investments	**(10,714)**	(8,718)
Administrative expenses	**(136)**	(451)
Net investment loss	**$(10,638)**	$(8,887)

3. Investments (continued)

International Equity Account

A summary of net assets at fair value held by the International Equity Account at December 31, 2002 and 2001 follows:

	2002	2001
	($000's)	
Foreign common stock	**$17,803**	$20,651
Northern Trust Collective Short-Term Investment Fund*	**373**	614
Total investments	**18,176**	21,265
Dividends and interest receivable	**29**	2
Accrued investment management expenses	**(31)**	(7)
Net assets available to Participating Plans	**$18,174**	$21,260

* Indicates party-in-interest to the Plan.

A summary of the net investment loss of the International Equity Account for the years ended December 31, 2002 and 2001 follows:

	2002	2001
	($000's)	
Interest and dividend income	**$ 427**	$ 50
Net realized and unrealized loss on investments	**(4,267)**	(4,935)
Administrative expenses	**(131)**	(19)
Net investment loss	**$(3,971)**	$(4,904)

3. Investments (continued)

Core Equity Account

A summary of net assets at fair value held by the Core Equity Account at December 31, 2002 and 2001 follows:

	2002	**2001**
	($000's)	
Bear Stearns FDS S&P Stars Portfolio	**$13,540**	$17,120
Common stock	**4,720**	5,813
Northern Trust Collective Short-Term Investment Fund*	**855**	1,339
Total investments	**19,115**	24,272
Contributions receivable	**479**	–
Dividends and interest receivable	**16**	2
Accrued investment management expenses	**(4)**	(5)
Net assets available to Participating Plans	**$19,606**	$24,269

* Indicates party-in-interest to the Plan.

A summary of the net investment (loss) income of the Core Equity Account for the years ended December 31, 2002 and 2001 follows:

	2002	**2001**
	($000's)	
Interest and dividend income	**$ 158**	$141
Net realized and unrealized loss on investments	**(8,965)**	(31)
Administrative expenses	**(64)**	(23)
Net investment (loss) income	**$(8,871)**	$ 87

Supplemental Schedule

Standard & Poor's
Savings Incentive Plan for Represented Employees

EIN: 13-1026995

Plan Number 009

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
Participant Loans	Interest rates ranging from 5.25% – 6.00%. Maturing through January 15, 2013	$537,753

(Exhibit 23)

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-50856) pertaining to the Standard & Poor's Savings Incentive Plan for Represented Employees of our report dated June 25, 2003 with respect to the financial statements and schedule of the Standard & Poor's Savings Incentive Plan for Represented Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst + Young LLP

New York, New York
June 25, 2003

CERTIFICATION

Each of the undersigned hereby certifies, for the purposes of section 1350 of chapter 63 of title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in his capacity as an officer or administrator of, respectively, each of the Plans, defined below, that, to his knowledge, the Annual Reports for the (i) Employee Retirement Account Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries, (ii) Savings Incentive Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries, (iii) Standard & Poor's Employee Retirement Account Plan for Represented Employees, (iv) Standard & Poor's Savings Incentive Plan for Represented Employees, and (v) Employees' Investment Plan of McGraw-Hill Broadcasting Company, Inc. and Its Subsidiaries (the "Plans") on Form 11-K for the period ended December 31, 2002, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such reports fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plans. This written statement is being furnished to the Securities and Exchange Commission as an exhibit to Form 11-K. A signed original of this statement has been provided to each of the Plans and will be retained by such Plans and furnished to the Securities and Exchange Commission or its staff upon request.

Date: June 27, 2003

By: [signature]
Mark Tomassone
Plan Administrator,
Sr. Director, Benefit Plans Administration
The McGraw-Hill Companies, Inc.

Date: June 27, 2003

By: [signature]
Robert J. Marchetti
Vice President, Human Resources Planning
The McGraw-Hill Companies, Inc.